May 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Mr. Patrick Kuhn
Mr. Doug Jones

Re:     Telenav, Inc.
Form 10-K for Fiscal Year Ended June 30, 2018
Filed September 12, 2018
Form 10-Q for Fiscal Quarter Ended December 31, 2018
Filed February 8, 2019
File No. 001-34720

Dear Messrs. Kuhn and Jones:

This letter is to confirm the telephone conversation our outside counsel had with Mr. Kuhn on April 30, 2019, in which Mr. Kuhn agreed to extend the time by which Telenav may respond to the Staff’s April 25, 2019 comment letter until May 23, 2019.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

TELENAV, INC.

/s/ Fuad Ahmad

Fuad Ahmad
Interim Chief Financial Officer